SIGNATURE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2006
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                     .]

Quarterly Report for the Period Ending
June 30, 2006 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.          Quarterly Report for the period ended June 30, 2006 of Quebecor Media Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
(s) Denis Sabourin
By:	Denis Sabourin
Vice President and Corporate Controller

Date: August , 2006

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
     Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
     The following Management Discussion and Analysis covers the main activities in the second quarter of 2006 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2005 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS OF SECOND QUARTER 2006
     In the second quarter of 2006, sustained growth in the results of Videotron Ltd. (“Videotron”) again contributed to improved results for Quebecor Media. Videotron continues to post excellent customer growth figures for its digital cable television, Internet access and telephone services. Meanwhile, the business environment in which the Broadcasting and Newspapers segments operate is undergoing far-reaching changes. Quebecor Media’s strategy in response to these changes is to turn the new challenges into business opportunities. Among other things, Quebecor Media aims to capture synergies among its subsidiaries by pursuing a convergence strategy. The effect on Quebecor Media’s results of new product launches, market development, and new investments in the Broadcasting and Newspapers segments is partially offsetting the growth registered by Videotron.
     Significant developments since the end of the first quarter of 2006 include:
•	In the second quarter of 2006, the Cable segment’s revenues and operating income increased by 20.8% and 19.9% respectively. During the period, Videotron recruited 56,200 customers for its cable telephone service, 28,800 customers for its cable Internet access service, 33,000 customers for illico Digital TV and 1,200 customers for all cable television services combined (i.e. a net increase for analog service and illico Digital TV).
•	On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, bearing interest at 11 1/8% and 13 3/4%, for a total cash consideration of $39.3 million. In connection with this repurchase, a $6.7 million loss on settlement of debt, net of income tax, will be recognized in the third quarter of 2006.

•	On July 11, 2006, Nurun announced the acquisition of Crazy Labs Webs Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Madrid, Spain, for a consideration of $4.9 million, including $4.1 million in cash and $0.8 million in Common Shares of Nurun. The acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.
•	On June 20, 2006, Sun Media Corporation announced a $7.0 million capital investment to improve the quality of content in its newspaper operations, introduce new technologies and streamline newsgathering and content production. The project will eliminate 120 positions across the country by the beginning of 2007. A $2.2 million reserve for restructuring was recorded in the second quarter of 2006 in connection with this plan.
•	On April 12, 2006, Quebecor Media announced the signing of a credit agreement with Société Générale (Canada) for a long-term credit facility for the Canadian dollar equivalent of €59.4 million, due in 2016. Drawings under this credit facility will be used to finance, in part, the purchase by Quebecor Media of six MAN Roland rotary presses to print some of Quebecor Media’s newspapers. This facility is related to a German export financing program and provides Quebecor Media with financing at a very attractive cost.
NON-GAAP FINANCIAL MEASURES
     We use certain financial measures to assess our financial performance that are not calculated in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-GAAP financial measures, such as operating income, free cash flows from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating income
     We define operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, income taxes, non-controlling interest and other. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Management evaluates the costs of such tangible and intangible assets through other financial measures, such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged.
     Table 1 below provides a reconciliation of operating income with net income (net loss), as disclosed in the Company’s consolidated financial statements.
Table 1
Reconciliation between the operating income measure used in this report and the net income (net loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three-month periods		Six-month periods
	ended June 30		ended June 30
	2006	2005	2006	2005
Net income (net loss)	$59.2	$35.4	$(119.2)	$48.2
Amortization	63.5	55.7	128.1	110.3
Financial expenses	62.0	70.9	114.3	145.6
Reserve for restructuring of operations, impairment of assets and other special charges	8.1	—	7.7	—
Loss on debt refinancing	—	—	331.6	—
Income tax	9.1	23.5	(99.5)	31.0
Non-controlling interest	7.4	8.4	5.9	9.8
Other	(1.5)	(0.1)	(1.5)	(0.1)

Operating income	$207.8	$193.8	$367.4	$344.8

Free cash flows from operations
     We use free cash flows from operations as a measure of liquidity. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations and our segment operations. This measure is unaffected by our capital structure or by those of our segments. When we discuss free cash flows from operations in this quarterly report, we provide a reconciliation with the most directly comparable GAAP financial measure in the same section.
ARPU
     ARPU is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2006/2005 SECOND QUARTER COMPARISON
     Quebecor Media’s revenues totalled $743.0 million in the second quarter of 2006, compared with $671.1 million in the same quarter of 2005, an increase of $71.9 million or 10.7%. All of the Company’s business segments, with the exception of Broadcasting, reported higher revenues: Cable (an increase of $54.1 million or 20.8%), Leisure and Entertainment ($14.1 million or 26.8%), Internet/Portals ($3.5 million or 28.2%), Newspapers ($1.4 million or 0.6%) and Interactive Technologies and Communications ($0.9 million or 5.1%). The Broadcasting segment’s revenues decreased slightly by $0.6 million (-0.6%).
     Quebecor Media’s operating income amounted to $207.8 million in the second quarter of 2006, compared with $193.8 million in the same quarter of 2005. The increase of $14.0 million, or 7.2%, resulted from higher operating income in the Cable segment ($20.2 million or 19.9%) and the Internet/Portals segment ($1.1 million or 50.0%), which was partially offset by decreases in Broadcasting ($5.8 million or -23.6%), Newspapers ($1.5 million or -2.4%) and Leisure and Entertainment ($3.4 million or -117.2%).
     Net income increased by $23.8 million (67.2%) from $35.4 million in the second quarter of 2005 to $59.2 million in the second quarter of 2006, mainly as a result of a $14.4 million decrease in the income tax expense, the $14.0 million increase in operating income and an $8.9 million decrease in financial expenses. These favourable factors were partially offset by a $7.8 million increase in the amortization charge and the recognition of an $8.1 million reserve for restructuring.
     The amortization charge increased by $7.8 million from $55.7 million in the second quarter of 2005 to $63.5 million in the second quarter of 2006, due to significant capital investments in 2005 and the first half of 2006, and to the accelerated amortization by the Newspapers segment of equipment that is to be replaced as part of the project to acquire new presses to print some Quebecor Media newspapers.
     Financial expenses totalled $62.0 million in the second quarter of 2006, compared with $70.9 million in the same period of 2005, an $8.9 million decrease. Interest charges and amortization of the discount on long-term debt decreased by $0.4 million and $13.6 million respectively, due to the impact of the refinancing of notes issued by Quebecor Media and by Videotron’s CF Cable TV subsidiary at more advantageous interest rates which was partially offset by the negative impact of higher average debt levels and an increase in base interest rates between the second quarter of 2005 and the same quarter of 2006. Quebecor Media recognized a $3.9 million loss in the second quarter of 2006 in connection with the re-measurement of certain financial instruments, compared with a $1.3 million gain in the same quarter of 2005, an unfavourable variance of $5.2 million. The loss on re-measurement of the Additional Amount payable was $4.8 million in the second quarter of 2006, compared with $3.5 million in the same quarter of 2005, an unfavourable variance of $1.3 million.
     Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $8.1 million in the second quarter of 2006, including a $7.8 million reserve for restructuring in the Newspapers segment in connection with two capital projects, namely the acquisition of new presses and the reorganization of content production. A $5.6 million charge was recorded for termination benefits related to the elimination of production jobs at The London Free Press and Le Journal de Montréal due to the acquisition of new presses, announced in August 2005. In addition, a $2.2 million charge was entered for severance pay and termination benefits in connection with the project to streamline newsgathering announced in the second quarter of 2006 and the elimination of newsroom positions throughout the organization.
     Income tax expense totalled $9.1 million in the second quarter of 2006, compared with $23.5 million in the same quarter of 2005, a $14.4 million improvement. The reduction mainly reflects the recording of the impact of the tax rate reduction introduced in June 2006 by the Canadian federal government in the second quarter of 2006, and the elimination, retroactive to January 1, 2006, of the Part I.3 Tax on Large Corporations. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, the Company and its wholly owned subsidiaries do not expect to incur significant current income tax expenses between now and 2008. The consolidated income tax expense of the Company and its wholly owned subsidiaries during this period therefore should consist mainly of future income taxes.
2006/2005 YEAR-TO-DATE COMPARISON
     Quebecor Media’s revenues totalled $1.44 billion in the first six months of 2006, compared with $1.30 billion in the same period of 2005, an increase of $145.9 million or 11.3%. All of the Company’s business segments, with the exception of Broadcasting, reported higher revenues: Cable (an increase of $104.4 million or 20.4%), Leisure and Entertainment ($35.7 million or 35.1%), Newspapers ($8.5 million or 1.9%), Internet/Portals ($8.1 million or 34.5%) and Interactive Technologies and Communications ($3.4 million or 10.2%). These increases were partially offset by a $6.4 million (-3.2%) decrease in the Broadcasting segment’s revenues.
     Quebecor Media’s operating income increased by $22.6 million (6.6%), from $344.8 million in the first half of 2005 to $367.4 million in the same period of 2005 due to higher operating income in Cable ($38.9 million or 19.4%), Internet/Portals ($2.8 million or 63.6%) and Interactive Technologies and Communications ($0.8 million or 36.4%). These increases were however partially offset by decreases in Broadcasting ($13.0 million or -41.4%), Newspapers ($6.1 million or -5.9%) and Leisure and Entertainment ($4.4 million or -89.8%).

     Quebecor Media recorded a $119.2 million net loss for the first six months of 2006, compared with net income of $48.2 million in the same period of 2005, an unfavourable variance of $167.4 million resulting mainly from the recording in the first quarter of 2006 of a $212.0 million loss on debt refinancing, net of income tax, which was partially offset by the $22.6 million increase in operating income and a decrease in financial expenses due primarily to debt refinancing.
     The Company recorded income tax credits in the amount of $99.5 million in the first half of 2006, compared with a $31.0 million income tax expense in the same period of 2005. The $130.5 million improvement resulted primarily from tax savings related to the loss on debt refinancing as well as the recording in the second quarter of the impact of the reduction in the Canadian federal tax rate and the elimination, retroactive to January 1, 2006, of the Part I.3 Tax on Large Corporations.
SEGMENTED ANALYSIS
Cable segment
     The Cable segment generated revenues of $314.3 million in the second quarter of 2006, compared with $260.2 million in the same quarter of 2005, a $54.1 million (20.8%) increase.
     The revenues of Videotron’s illico Digital TV service, excluding related services, rose by $21.7 million (50.1%) to $65.0 million in the second quarter of 2006. The strong quarterly performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $14.6 million (9.5%) to $167.6 million due to the impact of customer base growth, higher rates, and the favourable impact of the increase in illico Digital TV’s customer base on revenues from illico on Demand, pay TV and pay-per-view.
     illico Digital TV had 545,400 customers at the end of the second quarter of 2006, an increase of 33,000 (6.4%) from the previous quarter and 164,400 (43.1%) from the end of the second quarter of 2005 (see Diagram 1). As of June 30, 2006, illico Digital TV had a penetration rate (number of subscribers as a percentage of total subscribers to all cable television services) of 35.9% versus 26.4% a year earlier.

     Videotron’s analog cable television services lost 31,800 customers in the second quarter of 2006 and 86,200 customers over a one-year period (see Diagram 1), primarily as a result of the migration of analog customers to the illico Digital TV service. The combined customer base for all of Videotron’s cable television services increased by 1,200 in the second quarter of 2006 and by 78,100 (5.4%) in the 12-month period ended June 30, 2006 (see Diagram 1).
     Videotron’s Internet access services registered continued growth in the second quarter of 2006, posting revenues of $83.0 million, a $17.0 million (25.8%) increase over the same period of 2005. The improvement was mainly due to customer growth. The number of customers for cable Internet access services stood at 710,600 at the end of the second quarter of 2006, an increase of 28,800 (4.2%) from the previous quarter and 162,600 (29.7%) from the end of the second quarter of 2005 (see Diagram 2).

     Videotron’s Internet telephone service has registered strong growth since its launch at the beginning of 2005. At the end of June 2006, the number of customers stood at 283,200, an increase of 56,200 (24.8%) from the previous quarter and 241,400 from the end of the second quarter of 2005 (see Diagram 3). The Internet telephone service generated total revenues of $24.0 million in the second quarter of 2006, a $21.5 million increase from $2.5 million in the same quarter of 2005.
     Videotron’s monthly average revenue per user (ARPU) increased by $9.31 (18.3%) to $60.17 in the second quarter of 2006, compared with $50.86 in the same quarter of 2005.
     Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) registered revenues of $12.9 million in the second quarter of 2006. The $0.2 million (1.4%) increase from the same quarter of 2005 was mainly due to the acquisition of six Jumbo Entertainment Inc. (“Jumbo Entertainment”) stores since July 2005, which was partially offset by lower revenues from rentals and retail sales.
     The Cable segment’s total operating income increased by $20.2 million (19.9%) from $101.7 million in the second quarter of 2005 to $121.9 million in the second quarter of 2006, mainly because of the growth in the customer base for cable television, Internet access and Internet telephone services, and increases in some rates. These favourable factors more than offset the negative impact on profitability of increases in some operating expenses, including labour, advertising and promotion costs, statutory contributions, and maintenance. The customer base growth accounted for a large portion of the increase in operating costs.
     The operating income of Le SuperClub Vidéotron decreased by $0.4 million (-13.4%) to $2.7 million in the second quarter of 2006, mainly as a result of the decrease in revenues from rentals and retail sales and increases in some operating costs.
     The Cable segment’s operating margin for all operations, i.e. operating income as a percentage of revenues, was 38.8% in the second quarter of 2006, compared with 39.1% in the second quarter of 2005.
     For the first half of the year, the Cable segment’s revenues amounted to $615.9 million, compared with $511.5 million during the same period of the previous year, a $104.4 million (20.4%) increase. The segment recorded operating income of $239.7 million, compared with $200.8 million in the same period of the previous year, a $38.9 million (19.4%) increase. The higher year-to-date revenues and operating income were essentially due to the factors noted above in the discussion of second quarter results. The segment’s operating margin for all operations was 38.9% in the first six months of 2006, compared with 39.3% in the same period of 2005.
     Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in the results in full as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 2 below shows operating income before the cost of subsidies granted customers on equipment sales and their impact on the segment’s results.
Table 2: Cable segment
Operating income
(in millions of Canadian dollars)

	Three-month periods		Six-month periods
	ended June 30		ended June 30
	2006	2005	2006	2005
Operating income before cost of equipment subsidies to customers	$129.1	$109.1	$253.5	$213.8
Cost of equipment subsidies to customers	(7.2)	(7.4)	(13.8)	(13.0)

Operating income	$121.9	$101.7	$239.7	$200.8

     In the second quarter of 2006, the Cable segment generated free cash flows from operations of $63.8 million, compared with $62.2 million in the same quarter of 2005, a $1.6 million increase (see Table 3). The increase in cash flows provided by operating activities was due mainly to the positive impact of the increase in operating income, offset by a $37.8 million increase in additions to property, plant and equipment, partly as a result of investment in network modernization and the cable telephony project. On a year-to-date basis, free cash flows from operations was $22.3 million, compared with $68.0 million in the same period of 2005. The $45.7 million decrease was mainly due to a $60.6 million increase in additions to property, plant and equipment and an increase in the use of funds for non-cash balances related to operations, which was partially offset by the favourable impact of the higher operating income.

Table 3: Cable segment
Free cash flows from operations
(in millions of Canadian dollars)

	Three-month periods		Six-month periods
	ended June 30		ended June 30
	2006	2005	2006	2005
Cash flows from operating activities before undernoted item	$106.4	$86.8	$207.7	$170.1
Net change in non-cash balances related to operations	39.8	19.9	(43.8)	(21.3)

Cash flows from operating activities	146.2	106.7	163.9	148.8
Additions to property, plant and equipment	(82.6)	(44.8)	(141.9)	(81.3)
Proceeds from disposal of assets	0.2	0.3	0.3	0.5

Free cash flows from operations	$63.8	$62.2	$22.3	$68.0

     On July 17, 2006, Videotron announced an increase in the speed of its Extreme Plus High-Speed Internet service from 16 mbps to 20 mbps across its service area. With the increase, Videotron becomes the only major telecommunications provider in Canada to offer Internet service at this speed over its entire service area.
Newspapers segment
     The Newspapers segment’s revenues rose by $1.4 million (0.6%) to $240.9 million in the second quarter of 2006, compared with $239.5 million in the same quarter of 2005. Advertising revenues grew 1.3%, mainly as a result of increases in the free dailies and the community newspapers. Distribution, commercial printing and other revenues increased by 3.3%. Circulation revenues decreased by 3.9%. At the urban dailies, revenues increased by $1.4 million (0.8%) in the second quarter of 2006. Within this group, the free dailies 24 HEURESmc in Montréal, 24 HOURStm in Toronto and Vancouver 24 HOURStm in Vancouver increased their revenues by 73.8% in comparison with the second quarter of 2005. Revenues of the community newspapers increased by $2.3 million (3.0%).
     Operating income decreased by $1.5 million (-2.4%) from $61.7 million in the second quarter of 2005 to $60.2 million in the second quarter of 2006. At the urban dailies, operating income decreased by $3.7 million (-8.0%). The higher revenues did not entirely offset higher operating costs, including paper, printing and distribution expenses. Higher costs for the project to acquire new printing presses and increases in some other costs due to the labour dispute at the Journal de Montréal contributed to the increase in costs. Labour costs were stable in comparison with the same quarter of 2005 because of the savings generated by the strike at the Journal de Montréal and the reversal of surplus reserves. All of the free dailies decreased their operating losses between the second quarter of 2005 and the second quarter of 2006. The combined operating losses of the free dailies decreased by 43.6%. At the community newspapers, operating income increased by $0.7 million (3.4%), mainly because of the higher revenues, which were partially offset by higher operating expenses, including labour and distribution costs.

     In the first half of 2006, the Newspapers segment’s revenues amounted to $460.6 million, compared with $452.1 million in 2005. The $8.5 million (1.9%) increase was due to a 3.4% increase in advertising revenues caused mainly by higher total volumes at the urban dailies and increased advertising revenues at the community newspapers. On a year-to-date basis, the revenues of the free dailies rose by 96.2%. Year-to-date operating income totalled $97.3 million, compared with $103.4 million in the same period of 2005, a decrease of $6.1 million (-5.9%). As in the second quarter, higher revenues did not entirely offset increases in some operating costs, including labour, paper, printing and distribution costs.
     The Newspapers segment generated negative free cash flows from operations of $1.4 million in the second quarter of 2006, compared with positive free cash flows from operations of $34.0 million in the same quarter of 2005, an unfavourable variance of $35.4 million (see Table 4). The decrease was essentially caused by an increase of $38.8 in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers, which were partially offset by a $13.7 million improvement in the net change in non-cash balances related to operations. In the first half of 2006, the Newspapers segment generated negative free cash flows from operations in the amount of $16.8 million, compared with positive free cash flows from operations of $65.0 million in the same period of 2005, an unfavourable variance of $81.8 million due mainly to the increase in additions to property, plant and equipment, as well as the decrease in operating income.

Table 4: Newspapers segment
Free cash flows from operations
(in millions of Canadian dollars)

	Three-month periods		Six-month periods
	ended June 30		ended June 30
	2006	2005	2006	2005
Cash flows from operating activities before undernoted item	$41.8	$52.1	$68.4	$84.8
Net change in non-cash balances related to operations	(0.1)	(13.8)	(11.5)	(12.9)

Cash flows from operating activities	41.7	38.3	56.9	71.9
Additions to property, plant and equipment	(43.1)	(4.3)	(73.7)	(6.9)

Free cash flows from operations	$(1.4)	$34.0	$(16.8)	$65.0

     Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec, is on schedule. The first press will be in operation soon. Plans call for the other two presses to be commissioned by the end of 2006. Construction of the building and the mailroom is almost completed.
     On June 20, 2006, Sun Media Corporation announced a $7.0 million capital investment to improve the quality of content in its newspaper operations, introduce new technologies and streamline content production. The project will eliminate 120 positions across the country.
     Le Journal de Montréal has been engaged in a labour dispute with its unionized pressroom employees since June 4, 2006. Le Journal de Montréal is operating under more difficult conditions but has taken all necessary measures to prevent the dispute from affecting the daily printing and distribution of the newspaper.
Broadcasting segment
     The Broadcasting segment recorded revenues of $103.5 million in the second quarter of 2006, compared with $104.1 million in the same quarter of 2005, a $0.6 million (-0.6%) decrease. Revenues from broadcasting operations grew by $2.8 million (3.5%), mainly because of higher subscription revenues from the Mystère and ARGENT specialty channels and increased revenues from advertising, Video on Demand and commercial production. These increases were partially offset by a decrease in revenues from the TVAchats channel as a result of a change in sales strategy. Distribution revenues declined by $3.7 million in the second quarter of 2006, primarily as a result of decreased revenues from theatrical and video releases of films, as well as lower television revenues. The film Slither generated lower-than-expected box office revenues, while the same quarter of 2005 saw the highly successful release of the Québec film C.R.A.Z.Y. and the successful video release of the film White Noise. Publishing revenues increased by $0.7 million in the second quarter of 2006, mainly because of increases in advertising and other revenues, partially offset by lower newsstand sales.

     The Broadcasting segment recorded operating income of $18.8 million in the second quarter of 2006, compared with $24.6 million in the same quarter of 2005, a $5.8 million (-23.6%) decrease. Operating income from broadcasting operations decreased by $2.3 million in the second quarter of 2006, mainly because of an increase in the operating loss of Sun TV caused by higher operating costs, including higher programming expenses related to the station’s new schedule. Increased operating expenses at the TVA Network, including content-related costs, were also a factor. Distribution operations generated a $1.3 million operating loss in the second quarter of 2006, compared with operating income of $0.6 million in the same quarter of 2005. The negative variance of $1.9 million was due primarily to the results of the theatrical release of the film Slither and the video release of the film Good Night and Good Luck, which were weaker than those of the films C.R.A.Z.Y. and White Noise in the second quarter of 2005. Finally, publishing operations generated $1.2 million in operating income in the second quarter of 2006, compared with $2.7 million in the same quarter of 2005. The $1.5 million decrease was mainly due to increased spending on content, advertising and marketing for the weekly magazines in response to more aggressive competition.
     On a year-to-date basis, the Broadcasting segment’s revenues totalled $194.4 million in 2006, a $6.4 million (-3.2%) decrease. Revenues from broadcasting operations increased by $0.5 million. Higher subscription revenues at the specialty channels and advertising revenues at Sun TV outweighed a decrease in advertising revenues at the TVA Network and lower revenues from the TVAchats channel. Year-to-date revenues from distribution operations decreased by $4.7 million, for the reasons noted above in the discussion of second quarter results, while revenues from publishing operations decreased by $0.8 million due to decreased newsstand sales and advertising revenues. The Broadcasting segment’s operating income decreased by $13.0 million (-41.4%) to $18.4 million because of higher operating losses at Sun TV due to increased programming costs, lower revenues at the TVA Network, higher investment in content, advertising and marketing in the publishing division, and lower operating income from distribution operations. These factors were partially offset by improved profitability at the speciality channels.
Leisure and Entertainment segment
     The revenues of the Leisure and Entertainment segment totalled $66.7 million in the second quarter of 2006, compared with $52.6 million in the same quarter of 2005. The $14.1 million (26.8%) increase was mainly due to the impact of the acquisition of Sogides ltée (“Sogides”) at the end of 2005 and a 5.8% increase in the revenues of Archambault Group Inc. (“Archambault Group”). Retail sales grew by 4.4% at Archambault Group, mainly because of the opening of Archambault stores in Gatineau, Boucherville and Québec City in 2005. However, the favourable impact of the store openings was partially offset by lower same-store sales of CDs and videos and decreased sales at the Camelot-Info stores. Archambault Group’s distribution revenues increased by 17.0%, mainly because of higher sales volume. An increase in the Books segment’s revenues due to the acquisition of Sogides was partially offset by a decrease in the revenues of CEC Publishing Inc. (“CEC Publishing”), due primarily to sales made in the first quarter of 2005 that are usually made in the second half of the year.
     The Leisure and Entertainment segment recorded an operating loss of $0.5 million in the second quarter of 2006, compared with operating income of $2.9 million in the same quarter of 2005, an unfavourable variance of $3.4 million caused primarily by decreased operating income in the Books segment, which was partially offset by improved profitability at Archambault Group. The decrease in CEC Publishing’s revenues, unfavourable adjustments to some reserves and higher operating expenses accounted for the decrease in the Books segment’s operating income. Archambault Group’s operating income improved mainly as a result of higher distribution revenues and lower administrative costs, including labour costs. These improvements were partially offset by the operating losses of Groupe Archambault France, which began operations in May 2005.
     A $1.5 million gain on disposal of a business was recognized in the Leisure and Entertainment segment in the second quarter of 2006 in relation to the disposal of the Trans-Canada division.
     In the first half of 2006, the Leisure and Entertainment segment’s revenues totalled $137.5 million, an increase of $35.7 million (35.1%) from $101.8 million in the same period of 2005. Operating income decreased by $4.4 million (-89.8%) from $4.9 million in the first half of 2005 to $0.5 million in the first half of 2006. The changes in year-to-date revenues and operating income were essentially due to the factors noted above in the analysis of second quarter results.
Interactive Technologies and Communications segment
     In the second quarter of 2006, revenues of the Interactive Technologies and Communications segment amounted to $18.7 million, compared with $17.8 million in the same quarter of 2005, a $0.9 million (5.1%) increase. The improvement was mainly due to the recruitment of new customers and increased revenues from existing customers. The revenue increases were partially offset by the unfavourable impact of currency translation.
     The segment’s operating income was stable at $1.5 million in the second quarter of 2006. The impact of customer growth was offset by the unfavourable effect of exchange rate fluctuations and increases in some operating costs.
     On a year-to-date basis, the Interactive Technologies and Communications segment’s revenues were $36.7 million, an increase of $3.4 million (10.2%) from $33.3 million in the same period of 2005. The segment’s year-to-date operating income increased by $0.8 million (36.4%) to $3.0 million in 2006, compared with $2.2 million in the same period of 2005. The positive impact of customer growth more than compensated for the negative impact of currency translation and the increase in some operating costs.
     On July 11, 2006, Nurun announced the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain, for a consideration of $4.9 million, including $4.1 million in cash and $0.8 million in Common Shares of Nurun. Founded in 2000, Crazy Labs has worked with local and international blue-chip clients such as Caja Madrid, Cordoniu, Grupo Telefónica, Procter & Gamble, Nintendo, Vodafone, XBOX, Microsoft (MSN) and Warner Brothers in all phases of their interactive communications, from strategy to the design of their interactive advertisements and Web sites. The acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.

     On February 27, 2006, Nurun renewed its normal course issuer bid, under which it will repurchase up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares, between March 1, 2006 and February 28, 2007. During the three-month and six-month periods ended June 30, 2006, 143,500 and 256,600 Common Shares respectively were repurchased for cash considerations of $0.6 million and $1.0 million.
     Quebecor Media’s interest in Nurun decreased by a 0.1 percentage point in the first half of 2006, from 57.9% on January 1, 2006 to 57.8% on June 30, 2006. The slight decrease was due primarily to the issuance of 233,705 Common Shares as a consideration for the acquisition of China Interactive Limited in the first quarter of 2006.
Internet/Portals segment
     The Internet/Portals segment’s revenues increased by $3.5 million (28.2%) from $12.4 million in the second quarter of 2005 to $15.9 million in the second quarter of 2006. Revenues of the Progisia Informatique consulting division increased 71.1% in the second quarter of 2006, largely because of improved market positioning and work done for subsidiaries of Quebecor Media. Revenues increased by 22.2% at the special-interest portals, due primarily to revenue growth at jobboom.com, autonet.ca and reseaucontact.com resulting from increased sales of their services, as well as to the addition of the revenues of micasa.ca, a new real estate site launched in September 2005. The revenues of the general-interest portals were stable.
     Operating income was $3.3 million in the second quarter of 2006, compared with $2.2 million in the same quarter of 2005. The $1.1 million (50.0%) increase was due primarily to the increase in revenues, which was partially offset by the operating loss of the new micasa.ca site and increases in some operating costs.
     Canoe’s year-to-date revenues totalled $31.6 million, compared with $23.5 million during the same period of 2005. The $8.1 million (34.5%) increase was caused by the factors noted in the discussion of second quarter 2006 results, as well as a 15.0% increase in the revenues of the general-interest portals due mainly to increased advertising sales. Operating income was $7.2 million in the first half of 2006, compared with $4.4 million in the same period of 2005, a $2.8 million (63.6%) increase due primarily to the revenue increase, which was partially offset by increases in some operating costs.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
     Continuing operating activities provided cash flows totalling $168.2 million in the second quarter of 2006, compared with $162.0 million in the same period of 2005. The $6.2 million (3.7%) increase was mainly due to the $14.0 million increase in operating income.
     In the first half of 2006, continuing operating activities used cash flows in the amount of $22.4 million, whereas they provided $137.3 million in cash flows in the same period of 2005, an unfavourable variance of $159.7 million. The difference was mainly due to the payment of $191.3 million in accrued interest on Quebecor Media’s Senior Discount Notes as part of the refinancing carried out in January 2006, partially offset by the impact of the $22.6 million increase in operating income.
     As of June 30, 2006, working capital was negative $127.4 million, compared with positive $81.9 million at June 30, 2005. The unfavourable variance of $209.2 million was mainly due to a reduction in cash and cash equivalents, which were used in investing activities, and an increase in the current portion of long-term debt, which, as of June 30, 2006, included the current portions of term loans “A” and “B” credit facilities established as part of the refinancing of Quebecor Media’s notes in January 2006 and the balance of the notes that were repurchased on July 15, 2006.
Financing activities
     Quebecor Media’s consolidated debt (excluding the Additional Amount payable) increased by $296.1 million in the first half of 2006.
     During the first quarter of 2006, Quebecor Media completed the refinancing of almost the totality of its Senior Notes and Senior Discount Notes. The refinancing entailed disbursements that exceeded the book value of the repurchased notes and the related cross-currency swap agreements by $314.7 million, which amount was financed by means of long-term debt. Quebecor Media’s long-term debt also increased to finance other financing activities as well as investing activities. This latter increase was offset by the favourable impact of the exchange rate on debt denominated in foreign currencies. The decrease in debt related to changes in the exchange rate was however balanced out by an equal increase in the value of the cross-currency swap agreements entered under “Other liabilities.”
     On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing consisted in two primary stages: (i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%), and (ii) the refinancing of Quebecor Media’s bank credit facilities through the establishment of a term loan “A” credit facility in the amount of $125.0 million, maturing in January 2011, a term loan “B” credit facility in the amount of US$350.0 million, maturing in January 2013, and a five-year revolving credit facility in the amount of $100.0 million. The proceeds from Quebecor Media’s new Senior Notes, the full amount of its new term loans “A” and “B”, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and its cash and cash equivalents, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), were used to finance the repurchase of almost all of Quebecor Media’s existing notes, issued at higher rates, which will have the effect of reducing the annual financial expenses that Quebecor Media would otherwise have incurred by nearly $80.0 million over a period of approximately 5.5 years.
     In respect of these repurchases, Quebecor Media recognized a $212.0 million loss on debt refinancing, net of income tax reductions, including the amount by which the disbursements exceeded the book value of the notes and the cross-currency swap agreements, and the write-down of deferred financial expenses. The new notes were offered and sold on a private-placement basis, exempt from the listing requirements of the U.S. Securities Act of 1933. On May 8, 2006, Quebecor Media filed a registration statement with respect to an exchange offer under which notes registered with the U.S. Securities Exchange Commission will be offered in exchange for non-registered notes. The Company completed this exchange on July 14, 2006. The registered notes will have terms and conditions similar in all material respects to the notes issued on a private-placement basis.
     On April 12, 2006, Quebecor Media announced the signing of a credit agreement with Société Générale (Canada) for a long-term credit facility for the Canadian dollar equivalent of €59.4 million. The drawings under this credit facility will be used to finance its purchase of six MAN Roland rotary presses. As announced in the third quarter of 2005, the presses will be used, in part, to print some of the Company’s newspapers. This facility, which will be drawn down over the next 20 months and repaid over the following 8 years, is related to a German export financing program and provides Quebecor Media with financing at a very attractive cost. It is secured, among other things, by a first-ranking hypothec on the Company’s movable assets.
     On April 27, 2006, Sun Media Corporation’s bank credit facility was amended to reduce the interest rates applicable on its term loan “A” credit facility and on U.S. dollar advances made under its term loan “B” credit facility by 0.50% and 0.25% respectively. As of June 30, 2006, the aggregate amount outstanding under the term loan “B” credit facility was $220.5 million. The reduction in the interest rate on the term loan “B” credit facility is expected to result in annual savings of approximately $0.5 million.
     On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, bearing interest at 11 1/8% and 13 3/4%, for a total cash consideration of $39.3 million. In connection with this repurchase, a $6.7 million loss on settlement of debt, net of income tax, will be recognized in the third quarter of 2006.
Investing activities
     Additions to property, plant and equipment amounted to $128.8 million in the second quarter of 2006, compared with $53.8 million in the same quarter of 2005. The $75.0 million increase was mainly due to instalment payments made under contracts to acquire six new presses, which will be used primarily to print some of Quebecor Media’s newspapers, as well as investments by Videotron in its network, including capital expenditures for network modernization and the IP telephony project.
     Business acquisitions (including buyouts of minority interest) were stable at $3.5 million in the second quarters of 2005 and 2006.
     On a year-to-date basis, additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $228.2 million, compared with $110.4 million in the same period of 2005. The $117.8 million increase was essentially due to an increase in additions to property, plant and equipment.

Financial position
     At June 30, 2006, the Company and its wholly owned subsidiaries had a $30.6 million bank overdraft and had unused lines of credit of $446.0 million available, for total available liquid assets of $415.4 million.
     As of June 30, 2006, consolidated debt, excluding the Additional Amount payable, totalled $2.83 billion. Consolidated debt included Videotron’s $1.11 billion debt, Sun Media Corporation’s $491.1 million debt, the $103.3 million debt of TVA Group Inc. (“TVA Group”), and Quebecor Media’s $1.13 billion corporate debt.
     On May 8, 2006, the Board of Directors of Quebecor Media declared a distribution, in the form of a reduction of paid-up capital, in the amount of $10.0 million, which was paid to shareholders on May 23, 2006.
     Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, interest payments, dividends, mandatory debt repayments, and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.
     Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and debt ratio (long-term debt over operating income). At June 30, 2006, the Company was in compliance with all required financial ratios.
Contractual obligations
     As of June 30, 2006, material contractual obligations included capital repayment and interest on long-term debt (excluding the Additional Amount payable), operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. These obligations are summarized in Table 5 below.

Table 5
Contractual obligations as of June 30, 2006
(in millions of Canadian dollars)

	Less than				5 yrs
	Total	1 yr	1-3 yrs	3-5 yrs	and more
Long-term debt	$2,825.3	$55.6	$250.8	$404.9	$2,114.0
Interest	1,593.3	212.2	412.8	372.1	596.2
Operating leases	159.1	40.0	57.4	35.7	26.0
Capital asset purchases and other commitments	151.5	103.9	42.4	5.2	—
Derivative financial instruments	314.7	1.1	78.7	0.3	234.6

Total contractual obligations	$5,043.9	$412.8	$842.1	$818.2	$2,970.8

Financial instruments
     The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 6).
Table 6: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions)

	June 30, 2006
	Notional		Carrying amount	Fair value
	value		asset (liability)	asset (liability)
Derivative financial instruments Interest rate swap agreements	$5.0	CAD	$0.1	$0.1
Foreign exchange forward contracts
- In US$	$98.3	US	(1.9)	(1.7)
- In €	22.2		€—	—
- In CHF	24.8	CHF	—	0.2
Cross-currency interest rate swap agreements	$2,101.6	US	(322.9)	(468.5)
     In the second quarter of 2006, Quebecor Media recorded total losses on derivative financial instruments in the amount of $114.7 million ($24.4 million gain in the same quarter of 2005), compared with a $110.8 million gain on the hedged instruments ($23.1 million loss in the same quarter of 2005), for a net loss of $3.9 million ($1.3 million net gain in the same quarter of 2005), mainly related to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective (according to the criteria established by accounting standards).

     In the first half of 2006, Quebecor Media recorded total losses on derivative financial instruments in the amount of $110.0 million ($42.2 million gain in the same period of 2005), compared with a $101.3 million gain on the hedged instruments ($43.7 million loss in the same period of 2005), for a net loss of $8.7 million ($1.5 million in the same period of 2005), mainly related to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective (according to the criteria established by accounting standards). In the first half of 2005, this loss was partially offset by a gain recognized by Videotron on an interest rate swap agreement.
Related party transactions
     The following describes some transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management arrangements
     Quebecor. has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the second quarter of 2006, Quebecor Media received a total of $0.75 million in management fees from Quebecor, the same amount as in the second quarter of 2005. For the first six months of 2006, Quebecor Media received a total of $1.5 million in management fees from Quebecor, the same amount as for the first six months of 2005.
     In the second quarter of 2006, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”). During the second quarter of 2005, Quebecor Media paid aggregate management fees and guarantee fees of $0.3 million and $0.3 million respectively to its shareholders Quebecor and CDP Capital. For the first six months of 2006, Quebecor Media paid aggregate management and guarantee fees of $0.3 million and $0.3 million respectively ($0.7 million and $0.5 million respectively in the first half of 2005) to its shareholders, Quebecor and CDP Capital.
     The guarantee fees related to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by Quebecor and CDP Capital in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
Lease arrangements
     Quebecor and other related parties lease office space to Quebecor Media. In the second quarter of 2006, the aggregate rent expense paid to Quebecor and other related parties was $0.2 million, compared with $0.7 million for the same period of 2005. During the first six months of 2006, the aggregate rent expense paid to Quebecor and other related parties was $0.5 million, compared with $1.5 million for the same period of 2005.

Commercial printing and other services
     Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services from Quebecor World Inc. (“Quebecor World”), which is also a subsidiary of Quebecor, and from affiliated companies. The aggregate purchases from Quebecor World and the affiliated companies were $21.3 million in the second quarter of 2006 ($37.5 million in the second quarter of 2005), while such purchases amounted to an aggregate of $18.0 million for the first six months of 2006 ($37.1 million in the first half of 2005). The total revenues from Quebecor World and the affiliated companies were $4.2 million in the second quarter of 2006 ($8.9 million in the second quarter of 2005) while such revenues amounted to an aggregate of $4.9 million for the first six months of 2006 ($9.8 million in the first half of 2005). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
Risks and uncertainties
Financial risks
     In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates, exchange rates and commodity prices. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. Following the refinancing that Quebecor Media completed on January 17, 2006, the weighted average term of Quebecor Media’s consolidated debt was approximately 6.74 years as of June 30, 2006. The debt comprises approximately 57 % fixed-rate debt and 43 % floating-rate debt.
Foreign exchange and interest rate risk
     The cross-currency swap agreements used as foreign exchange hedges for the Senior Notes and Senior Discount Notes were closed out in their entirety when the near-totality of these notes were refinanced on January 17, 2006.
     New derivative financial instruments were contracted to hedge the exchange risk and interest rate risk on the new debt and the exchange risk on pre-existing debt that has not been paid down.
     Tables 7 and 8 below provide information on these new instruments.

Table 7
Foreign exchange forward contracts issued during the first six months of 2006 and outstanding as at June 30, 2006
(in millions of dollars)

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount
Quebecor Media Inc.
$/US	July 2006	1.1422	40.9

Table 8
Cross-currency interest rate swaps issued during the first six months of 2006 and outstanding as at June 30, 2006
(in millions of dollars)

					Exchange rate
					of interest
			Annual	Annual	and capital
			effective	nominal	payments per
	Period	Notional	interest	interest	CDN dollar for
	covered	amount	rate	rate	one U.S. dollar
Quebecor Media Inc.
Senior Notes	2006 to 2016	US 525.0	7.39%	7.75%	1.1600
Term loan “B” credit	2006 to 2009	US $200.0	6.27%	LIBOR	1.1625
				+2.00%
Term loan “B” credit	2009 to 2013	US $200.0	Bankers'	LIBOR	1.1625
			acceptance	+2.00%
			3 months
			+2.22%
Term loan “B” credit	2006 to 2013	US $150.0	6.44%	LIBOR	1.1625
				+2.00%
Principal repayments
     Following the refinancing that Quebecor Media completed on January 17, 2006, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, as at June 30, 2006, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:

12- month period ending June 30
2007	$55.6
2008	19.0
2009	231.8
2010	306.2
2011	98.7
2012 and thereafter	$2,114.0
Forward-looking statements
     This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;
•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;
•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;
•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;
•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;
•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;
•	changes in laws and regulations, or in their interpretations, which could result in, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;
•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and
•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
     We advise you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the quarterly report, and in the Annual Report on Form 20F, included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

REVENUES

Cable	$314.3	$260.2	$615.9	$511.5
Newspapers	240.9	239.5	460.6	452.1
Broadcasting	103.5	104.1	194.4	200.8
Leisure and Entertainment	66.7	52.6	137.5	101.8
Interactive Technologies and Communications	18.7	17.8	36.7	33.3
Internet/Portals	15.9	12.4	31.6	23.5
Head office and inter-segment	(17.0)	(15.5)	(35.0)	(27.2)

	743.0	671.1	1,441.7	1,295.8

Cost of sales and selling and administrative expenses	(535.2)	(477.3)	(1,074.3)	(951.0)
Amortization	(63.5)	(55.7)	(128.1)	(110.3)
Financial expenses (note 2)	(62.0)	(70.9)	(114.3)	(145.6)
Reserve for restructuring of operations (note 3)	(8.1)	—	(7.7)	—
Loss on debt refinancing (note 6)	—	—	(331.6)	—
Other	1.5	0.1	1.5	0.1

INCOME (LOSS) BEFORE INCOME TAXES	75.7	67.3	(212.8)	89.0
Income taxes:
Current	1.7	8.8	2.6	12.2
Future	7.4	14.7	(102.1)	18.8

	9.1	23.5	(99.5)	31.0

	66.6	43.8	(113.3)	58.0
Non-controlling interest	(7.4)	(8.4)	(5.9)	(9.8)

NET INCOME (LOSS)	$59.2	$35.4	$(119.2)	$48.2

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Income before amortization, financial expenses, reserve for restructuring of operations, loss on debt refinancing and other
Cable	$121.9	$101.7	$239.7	$200.8
Newspapers	60.2	61.7	97.3	103.4
Broadcasting	18.8	24.6	18.4	31.4
Leisure and Entertainment	(0.5)	2.9	0.5	4.9
Interactive Technologies and Communications	1.5	1.5	3.0	2.2
Internet/Portals	3.3	2.2	7.2	4.4
General corporate expenses (revenues)	2.6	(0.8)	1.3	(2.3)

	$207.8	$193.8	$367.4	$344.8

Amortization
Cable	$47.2	$43.6	$97.0	$86.6
Newspapers	9.4	6.4	17.9	12.8
Broadcasting	3.6	3.6	7.2	7.0
Leisure and Entertainment	2.3	1.0	4.0	2.0
Interactive Technologies and Communications	0.4	0.4	0.8	0.8
Internet/Portals	0.2	0.2	0.4	0.4
Head Office	0.4	0.5	0.8	0.7

	$63.5	$55.7	$128.1	$110.3

Additions to property, plant and equipment
Cable	$82.6	$44.8	$141.9	$81.3
Newspapers	43.1	4.3	73.7	6.9
Broadcasting	1.9	2.7	3.6	6.9
Leisure and Entertainment	0.6	1.1	1.3	2.8
Interactive Technologies and Communications	0.2	0.4	0.5	0.9
Internet/Portals	0.4	0.2	0.6	0.2
Head Office	—	0.3	0.3	1.8

	$128.8	$53.8	$221.9	$100.8

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Deficit at beginning of period	$2,726.5	$2,521.8	$2,538.1	$2,529.6

Net (income) loss	(59.2)	(35.4)	119.2	(48.2)

	2,667.3	2,486.4	2,657.3	2,481.4

Dividends	—	5.0	10.0	10.0

Deficit at end of period	$2,667.3	$2,491.4	$2,667.3	$2,491.4

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Cash flows related to operations
Net income (loss)	$59.2	$35.4	$(119.2)	$48.2
Adjustments for:
Amortization of property, plant and equipment	60.8	53.7	123.5	106.8
Amortization of deferred charges and of other assets	2.7	2.0	4.6	3.5
Amortization of deferred financing costs and long-term debt discount	1.4	15.4	5.3	30.7
Loss on ineffective portion of derivative instruments and on foreign currency translation on financial instruments	5.6	(1.3)	8.7	1.5
Loss (gain) on revaluation of the Additional Amount payable	4.8	3.5	(3.4)	5.3
Loss on debt refinancing	—	—	331.6	—
Repayment of accrued interest on Senior Discount Notes	—	—	(191.3)	—
(Gain) loss on disposal of businesses, plant, property and equipment and other assets	(1.6)	0.1	(1.6)	0.1
Non-controlling interest	7.4	8.4	5.9	9.8
Future income taxes	7.4	14.7	(102.1)	18.8
Other	0.9	(0.4)	1.1	(0.3)

	148.6	131.5	63.1	224.4

Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	19.6	30.5	(85.5)	(87.1)

Cash flows provided by (used in) operations	168.2	162.0	(22.4)	137.3

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(5.9)	(2.4)	4.0	13.7
Issuance of long-term debt, net of financing fees	(0.6)	—	1,169.2	—
Net (repayments) borrowings under revolving bank facilities	(75.7)	(9.5)	166.7	(4.8)
Repayment of long-term debt and unwinding of hedging contracts	(5.2)	(0.8)	(1,134.5)	(1.7)
Net reduction (increase) in prepayments under cross-currency swap agreements	—	—	21.6	(0.1)
Dividends and reduction of Common Shares paid-up capital	(10.0)	(5.0)	(80.0)	(10.0)
Dividends paid to non-controlling shareholders	(1.1)	(1.3)	(2.0)	(2.6)
Other	0.2	(1.3)	(0.8)	(2.8)

Cash flows (used in) provided by financing activities	(98.3)	(20.3)	144.2	(8.3)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 5)	(3.5)	(3.5)	(6.3)	(9.6)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	0.5	—	4.3
Additions to property, plant and equipment	(128.8)	(53.8)	(221.9)	(100.8)
Net decrease in temporary investments	40.5	44.2	40.5	99.6
Proceeds from disposal of assets	0.2	2.6	0.7	2.8
Other	(1.0)	(0.5)	(1.7)	(1.3)

Cash flows used in investing activities	(92.6)	(10.5)	(188.7)	(5.0)

Net (decrease) increase in cash and cash equivalents	(22.7)	131.2	(66.9)	124.0
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	(0.1)	(0.2)	(0.1)
Cash and cash equivalents at beginning of period	53.3	101.6	97.4	108.8

Cash and cash equivalents at end of period	$30.3	$232.7	$30.3	$232.7

Cash and cash equivalents consist of
Cash	$10.5	$—	$10.5	$—
Cash equivalents	19.8	232.7	19.8	232.7

	$30.3	$232.7	$30.3	$232.7

Cash interest payments	$44.8	$5.3	$332.4	$117.7
Cash income tax payments (net of refunds)	$3.1	$7.0	$7.8	$22.7

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30	December 31

	2006	2005

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$30.3	$97.4
Temporary investments	0.1	40.6
Accounts receivable	388.4	415.7
Income taxes	8.9	9.3
Amounts receivable from parent company and companies under common control	20.0	15.6
Inventories and investments in televisual products and movies	145.9	155.5
Prepaid expenses	32.0	22.4
Future income taxes	88.2	98.7

	713.8	855.2

PROPERTY, PLANT AND EQUIPMENT	1,726.7	1,631.5
FUTURE INCOME TAXES	56.4	57.5
OTHER ASSETS	267.3	259.4
GOODWILL	3,871.5	3,871.9

	$6,635.7	$6,675.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$16.7	$12.7
Accounts payable and accrued charges	487.6	608.8
Deferred revenue	166.1	155.2
Income taxes	7.1	13.4
Dividends payable	—	60.0
Additionnal Amount payable	108.1	111.5
Current portion of long-term debt (note 6)	55.6	2.7

	841.2	964.3

LONG-TERM DEBT (note 6)	2,769.7	2,530.5
OTHER LIABILITIES	451.6	359.3
FUTURE INCOME TAXES	113.7	227.0
NON-CONTROLLING INTEREST	148.6	144.3

SHAREHOLDERS’ EQUITY
Capital stock (note 8)	1,763.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,667.3)	(2,538.1)
Translation adjustment	(2.3)	(2.3)

	2,310.9	2,450.1

Subsequent event (note 9)

	$6,635.7	$6,675.5

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

1.    BASIS OF PRESENTATION
These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in the latest annual consolidated financial statements of Quebecor Media Inc. (“the Company”) have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly, should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.
Some of the Company’s businesses experience significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales is based on one-time retail transactions rather than subscription or long-term agreements, resulting in vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.
On January 1, 2006, the operations of Videotron Telecom Ltd, previously the Business Telecommunications segment, were folded into the Cable segment. Accordingly, prior period figures in the Company’s segmented financial information were reclassified to reflect this change.
Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2006.
2.    FINANCIAL EXPENSES

	Three months ended		Six months ended
		June 30		June 30

	2006	2005	2006	2005

Interest on long-term debt	$54.7	$55.1	$108.1	$110.7
Amortization of deferred financing costs and long-term debt discount	1.4	15.4	5.3	30.7
Loss (gain) on ineffective portion of derivative instruments and on foreign currency translation of financial instruments[1]	3.9	(1.3)	8.7	1.5
Loss (gain) on revaluation of the additional amount payable	4.8	3.5	(3.4)	5.3
Investment income	(0.2)	(1.3)	(0.7)	(2.1)
Other	(0.6)	(0.5)	(0.2)	(0.5)

	64.0	70.9	117.8	145.6

Interest capitalized to the cost of property, plant and equipment	(2.0)	—	(3.5)	—

	$62.0	$70.9	$114.3	$145.6

[1]	During the three-month and six-month periods ended June 30, 2006, the Company recorded a loss of $10.6 million and $14.2 million, respectively, on derivative instruments for which hedge accounting is not used (gain of $4.8 million and $1.4 million in 2005).

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

3.    RESERVE FOR RESTRUCTURING OF OPERATIONS
Newspaper segment
In August 2005, the Company announced a plan to invest in a new printing facility to be operated by an entity co-owned by the Company and Quebecor World Inc., a company under common control. The new printing facility will be located in Toronto (Ontario). As part of the plan, Sun Media Corporation will outsource the printing of certain of its publications in Ontario to the new facility. In addition, the Company announced a plan to modernize and relocate the printing facility of Le Journal de Montréal to a new facility, which will be located in Saint-Janvier-de-Mirabel (Québec). These new facilities are expected to be fully operational in 2007. During the second quarter of 2006, a charge for contractual termination benefits of $5.6 million was recorded in connection with the elimination of production positions at The London Press and Le Journal de Montréal, in relation with these projects.
In June 2006, the Newspaper segment announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. Management expects the majority of the restructuring to be complete by early 2007. During the second quarter of 2006, the Newspaper segment recorded severance costs of $2.2 million relating to the elimination of editorial positions in operations across the organization. Payments of $0.4 million were made during the quarter and the remainder is expected to be paid by the end the third quarter of 2006.
Other segments
During the first quarter of 2006, other segments recorded a net reversal of $0.4 million related to restructuring initiatives of prior years while new restructuring costs of $0.3 million were recorded during the second quarter of 2006.
4.    PENSION PLANS
The Company maintains defined benefit and contribution pension plans for its employees. The total costs are as follows:

	Three months ended		Six months ended
		June 30		June 30

	2006	2005	2006	2005

Pension plans:
Defined benefit plan	$6.2	$4.2	$11.9	$8.1
Defined contribution plan	2.7	2.5	5.3	5.1

	$8.9	$6.7	$17.2	$13.2

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

5.    BUSINESS ACQUISITIONS
During the three-month and six-month periods ended June 30, 2006, the Company acquired or increased its interest in several businesses for total considerations of $3.5 million and $7.1 million, respectively. These acquisitions were accounted for by the purchase method and resulted in additional goodwill of $5.1 million, mainly in the Interactive Technologies and Communications segment. The results of operations of these businesses have been included in the Company’s consolidated financial statements from their acquisition dates. Certain purchase price allocations are preliminary and will be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. In the second quarter of 2006, the Company partially finalized the purchase price allocation of Sogides ltée, Leisure and Entertainment segment, which reduced goodwill by $4.5 million.
6.    LONG-TERM DEBT AND LOSS ON DEBT REFINANCING
During the first quarter of 2006, the Company recorded a loss of $331.6 million as a result of the refinancing of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the consideration paid of $1.3 billion, including disbursements for unwinding hedging contracts, over the book value of the Notes and of the hedging contracts, and the write-off of deferred financing costs. The refinancing transactions were carried out on January 17, 2006 as follows:
•	The Company issued new Senior Notes of US$525.0 million in aggregate principal amount, before issuance fees of $8.6 million. The notes bear interest at 7.75% and mature in March 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividends and other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars.
•	The Company entered into new credit facilities comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at Bankers’ Acceptance Rate or Canadian Prime Rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at US Prime Rate, plus a premium of 1%, or at London Interbanking Offered Rate (“LIBOR”), plus a premium of 2%, and maturing in January 2013, and (iii) a new $100.0 million five-year revolving credit facility. These new credit facilities contain covenants that restrict the declaration and payment of dividends and other distributions and are collateralized by liens on all of the property and assets of the Company, now owned or hereafter acquired. The Company shall repay the term loan “A” principal in quarterly repayments equal to 2.5% of the full principal amount during the term first three years, 5.0% in 2009 and 12.5% in 2010. It shall repay the term loan “B” principal in quarterly repayments of 0.25% of the full principal amount and the balance at the end of the term. The Company has fully hedged the foreign currency risk associated with the new term “B” loan by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars.
•	Videotron Ltd. borrowed $237.0 million under its existing revolving credit facility and Sun Media Corporation entered into a $40.0 million from a new term loan “C” credit facility (with similar conditions as Sun Media Corporation’s existing credit facilities).

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

6.    LONG-TERM DEBT AND LOSS ON DEBT REFINANCING (continued)
•	The proceeds from the new Senior Notes and the full amount of the new term loan “A” and term loan “B”, and from Videotron Ltd. existing revolving credit facility and Sun Media Corporation new term loan “C”, were used to repurchase US$561.6 in aggregate principal amount of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amount at maturity of the Company’s outstanding 13.75% Senior Discount Notes pursuant to tender offers announced on December 16, 2005. In the tender offers, the total consideration offered per US$1,000 principal amount of Senior Notes was US$1,083.49 and the total consideration per US$1,000 principal amount at maturity of Senior Discount Notes was US$1,042.64, which includes an offered tender premium of US$30.00 per US$1,000 of principal, or principal amount at maturity in the case of the Discount Notes, in respect of notes tendered on or prior to December 30, 2005.
On April 7, 2006, the Company entered into a long-term committed credit facility with Société Générale (Canada) for the Canadian dollar equivalent of euros 59.4 million, bearing interest at Bankers’ Acceptance Rate, plus a premium, and maturing in 2016. The facility is secured by, among other things, a first ranking hypothec on certain properties of the Company. The drawings under this facility will partially finance the purchase by the Company of printing presses.
Effective April 27, 2006, Sun Media Corporation’s credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility by 0.25% per annum. As part of the amendment, interest rates applicable to the $75.0 million available revolving credit facility were reduced by 0.5% and other minor modifications were made to the covenants of the agreement.
Principal repayments on long-term debt over the coming years for the twelve-month periods ending June 30 are as follows:

2007	$55.6
2008	19.0
2009	231.8
2010	306.2
2011	98.7
2012 and thereafter	2,114.0

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.    FINANCIAL INSTRUMENTS
On January 17, 2006, the Company entered into the following cross-currency interest-rate swaps in connection with the Company’s refinancing plan:

						Exchange rate
						of interest
				Annual	Annual	and capital
				effective	nominal	payments per
	Period	Notional		interest	interest	CDN dollar for
	covered	amount		rate	rate	one US dollar

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit	2006 to 2009	US$	200.0	6.27%	LIBOR	1.1625
					plus 2.00%

Term loan B credit	2009 to 2013	US$	200.0	Bankers’	LIBOR	1.1625
				acceptances	plus 2.00%
				3 months
				plus 2.22%

Term loan B credit	2006 to 2013	US$	150.0	6.44%	LIBOR	1.1625
					plus 2.00%

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.     CAPITAL STOCK
(a)	Authorized capital stock:
An unlimited number of Common Shares, without par value;
An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2005	123,602,807	$1,773.7
Reduction of paid-up capital	—	(10.0)

Balance as at June 30, 2006	123,602,807	$1,763.7

Preferred shares are only issued to subsidiaries and are eliminated on consolidation.
During the second quarter of 2006, the Company reduced its Common Share paid-up capital as part of a $10.0 million cash distribution to its parent company.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.    CAPITAL STOCK (continued)
(c)	Stock option plans
The following table provides details of changes to outstanding options in the stock option plans of the Company and its subsidiaries for the six-month period ended June 30, 2006:

		Outstanding options

		Weighted average
	Number	exercise price

Quebecor Media inc.
As at December 31, 2005	3,228,321	$18.90
Granted	561,207	31.24
Cancelled	(85,927)	18.50

As at June 30, 2006	3,703,601	$21.04

Vested options as at June 30, 2006	1,481,994	$17.31

TVA Group Inc.

As at December 31, 2005	310,177	$20.27
Granted	376,765	15.88
Exercised	(2,500)	14.00
Cancelled	(11,375)	16.98

As at June 30, 2006	673,067	$17.89

Vested options as at June 30, 2006	70,000	$18.66

Nurun inc.

As at December 31, 2005	1,086,950	$3.77
Granted	479,500	3.51
Exercised	(61,500)	1.62
Cancelled	(28,250)	4.78

As at June 30, 2006	1,476,700	$3.76

Vested options as at June 30, 2006	539,638	$5.75

During the three-month period ended June 30, 2006, the Company recorded a reversal of the charge related to these plans of $0.4 million (charge of $7.1 million in 2005). For the six-month period ended June 30, 2006, the Company recorded a charge of $5.8 million ($12.0 million in 2005).

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.     SUBSEQUENT EVENT
On July 15, 2006, the Company repurchased the remaining balances of its 11.125% Senior Notes and 13.75% Senior Discount Notes for a total cash consideration of $39.3 million. The repurchase resulted in a loss of $10.5 million, which will be recorded in the third quarter. As at June 30, 2006, the remaining balances of these Notes were reclassified in the current portion of long-term debt since a notice of repurchase had been sent to the Notes holders in June 2006.
10.    SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements.
(a)	Consolidated statements of income

	Three months ended		Six months ended
		June 30	June 30

	2006	2005	2006	2005

Net income (loss) as reported in the consolidated statements of income as per GAAP in Canada	$59.2	$35.4	$(119.2)	$48.2
Adjustments:
Development, pre-operating and start-up costs (i)	(0.3)	0.2	(0.4)	(0.1)
Change in fair value related to derivative instruments (ii)	(2.9)	12.5	73.7	7.4
Pension and postretirement benefits (iii)	0.1	0.1	0.3	0.2
Non-monetary transactions (iv)	—	1.5	—	1.5
Income taxes (v)	(0.4)	(0.8)	(34.1)	(0.7)

Net income (loss) as adjusted as per GAAP in the United States	$55.7	$48.9	$(79.7)	$56.5

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Comprehensive income (loss)
The application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes net income as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income (loss) for the three-month and six-month periods ended June 30, 2006 and 2005 are as follows:

	Three months ended		Six months ended
	June 30		June 30

	2006	2005	2006	2005

Net income (loss) as adjusted as per GAAP in the United States	$55.7	$48.9	$(79.7)	$56.5
Derivative instruments (ii)	6.6	(21.0)	136.9	(44.2)
Pension and postretirement benefits (iii)	2.1	1.8	4.1	3.7
Translation adjustment	(0.1)	(0.5)	—	(1.0)
Income taxes (v)	0.5	(1.0)	(56.4)	(1.6)

Comprehensive income as per GAAP in the United States	$64.8	$28.2	$4.9	$13.4

The accumulated other comprehensive loss as at June 30, 2006 and December 31, 2005 is as follows:

	June 30	December 31
	2006	2005

Derivative instruments (ii)	$(39.5)	$(176.4)
Pension and postretirement benefits (iii)	(26.1)	(30.2)
Translation adjustment	(2.3)	(2.3)
Income taxes (v)	21.4	77.8

Accumulated other comprehensive loss at end of period	$(46.5)	$(131.1)

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.     SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
          (c)   Consolidated balance sheets:

	June 30, 2006		December 31, 2005

	Canada	United States	Canada	United States

Other assets	$267.3	$258.3	$248.2	$240.7
Goodwill	3,871.5	3,867.5	3,871.9	3,868.0
Long-term debt	(2,769.7)	(2,674.0)	(2,530.5)	(2,465.8)
Other liabilities	(451.6)	(589.6)	(359.3)	(684.5)
Future income tax liabilities	(113.7)	(81.6)	(227.0)	(103.8)
Non-controlling interest	(148.6)	(149.7)	(144.3)	(144.0)
Contributed surplus	(3,216.8)	(3,386.4)	(3,216.8)	(3,386.4)
Deficit	2,667.3	2,817.0	2,538.1	2,727.3
Accumulated other comprehensive loss	2.3	46.5	2.3	131.1

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.
(ii)	Under GAAP in United States, Statement of Financial Accounting Standards No.133, ''Accounting for Derivative Instruments and Hedging Activities’’ (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges, such as certain cross-currency interest rate swaps of the Company, Videotron Ltd. and Sun Media Corporation, changes in the fair value of the derivative instrument are substantially offset in the statement of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as certain cross-currency interest rate swaps or forward exchange contracts of the Company, Videotron Ltd. and Sun Media Corporation, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the statement of income each period.
Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the six-month period ended June 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.     SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets (continued)
(iii)	Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.
Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in accumulated other comprehensive loss.
Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.
(iv)	In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.
(v)	This adjustment represents the tax impact of United States GAAP adjustments.

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